                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. __)*

                            HCC INSURANCE HOLDINGS, INC.
                            ----------------------------
                                  (Name of Issuer)

                      COMMON STOCK, $1.00 PAR VALUE PER SHARE
                           (Title of Class of Securities)

                                    404 132 102
                                   --------------
                                   (CUSIP Number)

                                   STEPHEN L. WAY
                              13403 NORTHWEST FREEWAY
                             HOUSTON, TEXAS  77040-6094
                                    (713) 690-7300
             -----------------------------------------------------------
             (Name, Address and Telephone Number of Person authorized to
                        Receive Notices and Communications)

                                  WITH COPIES TO:

                                  ARTHUR S. BERNER
                          WINSTEAD SECHREST & MINICK P.C.
                               910 TRAVIS, SUITE 2400
                             HOUSTON, TEXAS 77002-5895
                                   (713) 650-2729

                                 DECEMBER 31, 1998
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 404 132 102                                            Page 1 of 7

-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Steven L. Way   ###-##-####
-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  / /
                                                                     (b)  /X/
-------------------------------------------------------------------------------
  3. SEC USE ONLY

-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS*
     00
-------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-------------------------------------------------------------------------------
                             (7) SOLE VOTING POWER
     NUMBER OF                   4,570,919
      SHARES                 --------------------------------------------------
    BENEFICIALLY             (8) SHARED VOTING POWER
     OWNED BY                    0
       EACH                  --------------------------------------------------
    REPORTING                (9) SOLE DISPOSITIVE POWER
     PERSON                      4,570,919
      WITH                   --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,570,919
-------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.35%
-------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

CUSIP No. 404 132 102                                            Page 2 of 7

ITEM 1.   SECURITY AND ISSUER

          Common Stock, $1.00 par value per share.
          HCC Insurance Holdings, Inc.
          13403 Northwest Freeway
          Houston, Texas  77040-6094

ITEM 2.   IDENTITY AND BACKGROUND

          (A)  NAME.

               Stephen L. Way

          (B)  BUSINESS ADDRESS.

               13403 Northwest Freeway
               Houston, Texas  77040-6094

          (C)  PRESENT PRINCIPAL OCCUPATION.

               Chief Executive Officer, Director and Chairman of the Board of HCC Insurance Holdings, Inc.
               13403 Northwest Freeway
               Houston, Texas 77040-6094

          (D)  CONVICTION(S) IN ANY CRIMINAL PROCEEDING.

               Not applicable.

          (E) PARTY TO CIVIL PROCEEDING(S) PERTAINING TO STATE OR FEDERAL SECURITIES LAWS.

               Not applicable.

          (F)  CITIZENSHIP.

               United States of America

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Stephen L. Way is the founder of HCC Insurance Holdings, Inc. ("HCC") and has served as Director, Chairman of the Board of Directors, and Chief Executive Officer of HCC since its organization. At the time HCC made its initial public offering of shares of common stock of HCC ("HCC Common Stock"), Mr. Way beneficially owned 1,620,000 shares of HCC Common Stock, or more than five percent of the then outstanding HCC Common Stock. Since that time, Mr. Way has acquired additional shares through stock splits and through the exercise of stock options, which were granted to him by HCC under various incentive plans. Mr. Way has also disposed of some of his HCC Common Stock through sale on the open market, sale through underwritten public offerings, gift, or otherwise. However, the percentage of his beneficial ownership has never been below five percent.


CUSIP No. 404 132 102                                            Page 3 of 7

ITEM 4.   PURPOSE OF THE TRANSACTION

          Since HCC's initial public offering, Mr. Way has periodically acquired or disposed of shares of HCC Common Stock for investment purposes only. Mr. Way has not acquired or disposed of shares pursuant to any plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of HCC, or the disposition of securities of HCC;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving HCC or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of HCC or any of its subsidiaries;

          (d) Any change in the board of directors or management of HCC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the capitalization or dividend policy of HCC;

          (f) Any other material change in HCC's business or corporate structure;

          (g) Changes in the HCC charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of HCC by any person;

          (h) Causing a class of securities of HCC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of HCC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

          (A)  AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

               Mr. Way currently beneficially owns 4,570,919 shares (9.35%) of the HCC Common Stock. This amount includes 636,100 shares which he has a right to acquire upon the exercise of options within 60 days from the date hereof.

          (B)  NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS:

               SOLE POWER TO VOTE OR DIRECT THE VOTE:

               4,570,919

               SHARED POWER TO VOTE OR DIRECT THE VOTE:

               Not applicable.


CUSIP No. 404 132 102                                            Page 4 of 7

               SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

               4,570,919

               SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

               Not applicable.

     (C)  TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS.


                                    Dispositions
                                    ------------

    Date      Number of Shares     Price Per Share             Transaction
    ----      ----------------     ---------------             -----------
  12/15/98        277,894              $17.8125       Payment of exercise price of
                                                      stock options by delivery or
                                                      withholding securities
                                                      incident to the receipt,
                                                      exercise or vesting of a
                                                      security issued in accordance
                                                      with Rule 16b-3.

  12/15/98        143,859              17.8125        Payment of exercise price of
                                                      stock options by delivery or
                                                      withholding securities
                                                      incident to the receipt,
                                                      exercise or vesting of a
                                                      security issued in accordance
                                                      with Rule 16b-3.

  12/15/98         2,420               17.8125        Payment of exercise price of
                                                      stock options by delivery or
                                                      withholding securities
                                                      incident to the receipt,
                                                      exercise or vesting of a
                                                      security issued in accordance
                                                      with Rule 16b-3.


                                    Acquisitions
                                    ------------

    Date      Number of Shares     Price Per Share             Transaction
    ----      ----------------     ---------------             -----------

  12/15/98        300,000               $16.50        Exercise or conversion of
                                                      derivative security exempted
                                                      pursuant to Rule 16b-3.

  12/15/98        208,333               12.30         Exercise or conversion of
                                                      derivative security exempted
                                                      pursuant to Rule 16b-3.


CUSIP No. 404 132 102                                            Page 5 of 7


  12/15/98         5,600                 7.70         Exercise or conversion of
                                                      derivative security exempted
                                                      pursuant to Rule 16b-3.

  12/31/98       150,000                17.75         Acquisition of derivative
                                                      security, exempted pursuant
                                                      to Rule 16b-3.

          (D) OTHER PERSON WITH RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM OR THE PROCEEDS OF THE SALE OF THE SECURITIES.

               Not applicable.

          (E) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE SECURITIES.

               Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable.

ITEM 7.   EXHIBITS

          Not applicable.




                 [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                     [SIGNATURE APPEARS ON THE FOLLOWING PAGE]



CUSIP No. 404 132 102                                            Page 6 of 7

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 1, 1999
                                       ---------------------------------------
                                                        (Date)

                                                  /s/ Stephen L. Way
                                       ---------------------------------------
                                                      (Signature)












CUSIP No. 404 132 102                                            Page 7 of 7